Exhibit 99.1

Mytheresa announces preliminary third quarter 2023 results, revises outlook for full fiscal year 2023 as macro headwinds persist but continues to deliver profitable growth

MUNICH, Germany (April 19, 2023) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced preliminary unaudited financial results for the third quarter ended March 31, 2023, and updated outlook for the full fiscal year ending June 30, 2023, as macro headwinds persist and continue to affect consumer sentiment. The company also announced the date for the release of its third quarter fiscal year 2023 ended March 31, 2023 financial results.

Mytheresa’s previous outlook, from February 2023, pointed to the lower end of the given range for top and bottom line. As the fiscal year unfolds, significant uncertainty persists regarding the multi-faceted challenges in the macro environment and their impact on the company, including recent concerns over the financial sector, persistent inflationary pressures and increased promotional intensity by other players putting pressure on gross margins.

PRELIMINARY THIRD QUARTER FISCAL YEAR 2023 RESULTS

•	Gross Merchandise Value (GMV) in the range of €218-221 million
•	Net Sales in the range of €196-199 million
•	Gross Profit in the range of €89-92 million
•	Adjusted EBITDA in the range of €2-4 million

UPDATED BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2023, the company now expects:

•	Gross Merchandise Value (GMV) growth of 13% to 15%, to €845-860 million
•	Net Sales growth of 9% to 11%, to €750-765 million
•	Gross Profit growth of 7% to 9%, to €380-386 million
•	Adjusted EBITDA in the range of €34-43 million with an Adjusted EBITDA margin between 4.5% and 5.5%.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “Despite the near-term headwinds that we regard as transitory, we remain confident in our strategy and mid and long-term goals. We will deliver profitable growth for the full fiscal year 2023 regardless of persisting macro headwinds and increasing promotional intensity in some geographies. This speaks to our unique positioning and resilient business model.”

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will release third quarter fiscal year 2023 financial results before the U.S. market open on May 10, 2023. A conference call to discuss its results will follow at 8:00am Eastern Time that same day. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (888) 550-5658 (USA). The participant access code will be 4922601. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on May 10, 2023, through May 17, 2023, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 4922601. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2022 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS measure which is calculated in relation to net sales.

Three Months Ended March 31, 2023

	Low	High

(in millions) (unaudited)
Net loss	€ (7.1)	€ (4.4)
Finance expenses, net	€ 0.9	€ 0.5
Income tax benefit	€ (1.3)	€ (1.7)
Depreciation and amortization	€ 3.3	€ 3.0
EBITDA	€ (4.2)	€ (2.6)
Other transaction-related, certain legal and other expenses (1)	€ 0.2	€ 0.6
Share-based compensation (2)	€ 6.1	€ 6.1
Adjusted EBITDA	€ 2.0	€ 4.0

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 196	€ 199
Adjusted EBITDA margin	1.0%	2.0%

(1)            Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2) Certain key management members and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see page 28 of our Q2 quarterly report.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “LIFE”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €747.3 million GMV in fiscal year 2022 (+21.3% vs. FY21).

For more information, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Solebury Strategic Communications Deena Friedman / Maria Lycouris phone: +1 800 929 7167 email: investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com

Source: MYT Netherlands Parent B.V.